

September 9, 2011

Via E-mail
Debra Arkell
President and Chief Executive Officer
Trophy Hunting Unlimited, Inc.
7500 Saddle Mountain Rd
Bozeman, MT 59715

> **Re: Trophy Hunting Unlimited, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 24, 2011**
> **File No. 000-54454**

Dear Ms. Arkell:

We have reviewed your response to our prior comment letter to you dated August 3, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Development, page 1

1. We note your response to our prior comment 6 and reissue. While we note your revision on page 5, please similarly revise your disclosure on pages 1 and F-7 to delete the statement that "revenue is present."

Business of Issuer, page 1

2. Please expand your disclosure in the fourth paragraph of this section to clarify that you have only $4,090 of cash on hand as of August 18, 2011, or provide this information as a more recent date and update page 13 accordingly.

Management's Discussion and Analysis of Financial Condition, page 10

3. We note your response to our prior comment 12 and reissue. Please revise your disclosure on page 13 and in the Form of Acquisition section to provide a reasonable estimate of the sum required to consummate your acquisition or reverse merger. To the extent it is not possible for you to provide such an estimate, please disclose that such acquisition or reverse merger may be costly, that you have very limited resources with which to complete the acquisition or reverse merger, and that all of your remaining cash might be exhausted prior to or in the process of trying to complete the acquisition or reverse merger.

Potential Target Companies, page 11

4. Please revise to remove the term "substantial" in the first paragraph on page 12 to describe Mrs. Arkell's business associations. Please also disclose here that there is no guarantee that using Mrs. Arkell's business associations will help in identifying a target candidate.

5. Please expand your disclosure to describe what "certain assurance of value" Mrs. Arkell intends to obtain of a target entity's assets prior to consummating a transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Debra Arkell
Trophy Hunting Unlimited, Inc.
September 9, 2011
Page 3

   Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

             Sincerely,

             /s/ John Stickel

             John Stickel
             Attorney-Advisor

cc (via E-mail): David Rees, Esq.
       Vincent & Rees, LC